Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly-Held Company	NIRE 35300010230

SUMMARIZED MINUTE OF THE MEETING OF THE BOARD OF DIRECTORS

OF NOVEMBER 28, 2022

DATE AND TIME: On November 28, 2022, at 9:00 a.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The majority of the elected members, with the attendance of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY ADOPTED:

The Board members resolved ad referendum the General Stockholders’ Meeting, and based on subitem 6.8, X of the Bylaws, upon the payment of interest on capital in the amount of R$0.48618 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.413253 per share, excluding the corporate stockholders that are able to prove they are immune to or exempt from such withholding, which will be paid by April 28, 2023. The interest will be credited to a specific account on December 19, 2022 based on the final stockholding position recorded on December 8, 2022, with shares traded “ex-rights” as of December 09, 2022.

CLOSING: Once the work was completed, Leila Cristiane Barboza Braga de Melo, secretary of the Board, drafted this minute, which, after being read and approved by all, were signed. São Paulo (SP), November 28, 2022. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Candido Botelho Bracher, Fábio Colletti Barbosa, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes – Board members.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence